CUSIP NO. N01045108	13D	Page 1 of 10

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Affimed N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

Sonja Frech

c/o aeris CAPITAL AG

8808 Pfäffikon SZ

Switzerland

+41 55 511 12 31

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N01045108	13D	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SGR Sagittarius Holding AG (“SGR”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,334,397 shares, except that AGUTH Holding GmbH (“AGUTH”), the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
5,334,397 shares, except that AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,334,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	17.9%
14	TYPE OF REPORTING PERSON	CO

* Includes 353,887 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	13D	Page 3 of 10
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AGUTH Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. AGUTH, the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,889,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	19.8%
14	TYPE OF REPORTING PERSON	CO

* Includes 43,164 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	13D	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Harald Tschira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER
		5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.
	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER
		5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,889,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	19.8%
14	TYPE OF REPORTING PERSON	IN

* Includes 397,051 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	13D	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Udo Tschira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER
		5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.
	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER
		5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,889,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	19.8%
14	TYPE OF REPORTING PERSON	IN

* Includes 397,051 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	13D	Page 6 of 10

Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D initially filed on September 22, 2014, as amended on February 17, 2015 (the “Original Schedule 13D”) on behalf of SGR Sagittarius Holding AG, AGUTH Holding GmbH and Dr. h.c. Klaus Tschira relating to the beneficial ownership of common shares, par value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.), a Dutch public company with limited liability (naamloze vennootschap) (the “Issuer”). Dr. h.c. Klaus Tschira has since passed away, and accordingly, is no longer a reporting person on this Amendment No. 2. Harald Tschira and Udo Tschira are the heirs to Dr. h.c. Klaus Tschira and are filing this Amendment No. 2 together with SGR Sagittarius Holding AG and AGUTH Holding GmbH (collectively, “the Reporting Persons”). Except as set forth below, this Amendment No. 2 does not supplement, restate or amend any of the other information disclosed in the Original Schedule 13D. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

On May 12, 2015, the Issuer announced the closing of an underwritten public offering of 5,000,000 Common Shares at $7.15 per Common Share, including the purchase by the underwriters of 750,000 Common Shares pursuant to the full exercise of their over-allotment option to purchase additional Common Shares at the public offering price (the “Share Issuance”). As a result of the Share Issuance, the Issuer’s total number of outstanding Common Shares increased to 29,734,168 (the “Outstanding Share Increase”). The Reporting Persons did not participate in, or acquire or dispose of any Common Shares in the Share Issuance. As a result of the Share Issuance (and more specifically, the Outstanding Share Increase), the percentage of outstanding Common Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s Common Shares outstanding after completion of the Share Issuance.

ITEM 2.          IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are SGR Sagittarius Holding AG, AGUTH Holding GmbH, Harald Tschira and Udo Tschira. AGUTH, the sole owner of SGR, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by AGUTH and SGR. Harald Tschira and Udo Tschira, the sole directors and sole owners of AGUTH, may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by AGUTH and SGR. Dr. h.c. Klaus Tschira, a reporting person on the Original Schedule 13D, passed away, and accordingly, is no longer a reporting person on this Amendment No. 2. Harald Tschira and Udo Tschira are the heirs to Dr. h.c. Klaus Tschira.

(b) The address for SGR is Brügglistrasse 2, 8852 Altendorf, Switzerland. The address for AGUTH is Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany. The address for Harald Tschira and Udo Tschira is Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany.

(c) The principal occupation of Harald Tschira is commercial airline pilot. The principal occupation of Udo Tschira is retail entrepreneur. The principal business of each of SGR and AGUTH is to make investments in private and public companies. Harald Tschira and Udo Tschira are the directors and owners of AGUTH.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SGR is a company incorporated under the laws of Switzerland and was formerly known as aeris Holding AG (change of name occurred on September 29, 2008). AGUTH is a company incorporated under the laws of Germany. Harald Tschira and Udo Tschira are each German citizens.

CUSIP NO. N01045108	13D	Page 7 of 10

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 29,734,168 Common Shares outstanding immediately after the Share Issuance.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

EXHIBIT H	Agreement of Joint Filing

CUSIP NO. N01045108	13D	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 21, 2015

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Martin Hess

Name:	Sonja Frech, Martin Hess

Title:	Directors

AGUTH Holding GmbH

By:	/s/ Udo Tschira

Name:	Udo Tschira

Title:	Director

/s/ Harald Tschira

Harald Tschira

/s/ Udo Tschira

Udo Tschira

CUSIP NO. N01045108	13D	Page 9 of 10

EXHIBIT INDEX

Exhibit	Description

EXHIBIT H	Agreement of Joint Filing

CUSIP NO. N01045108	13D	Page 10 of 10

exhibit H

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Shares of Affimed N.V. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  May 21, 2015

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Martin Hess

Name:	Sonja Frech, Martin Hess

Title:	Directors

AGUTH Holding GmbH

By:	/s/ Udo Tschira

Name:	Udo Tschira

Title:	Director

/s/ Harald Tschira

Harald Tschira

/s/ Udo Tschira

Udo Tschira